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June 24, 2005	File No: 53582.20

VIA EDGAR

Ms. Karen J. Garnett
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Columbia Equity Trust, Inc. – Registration No. 333-122644 Amendment No. 2 and Amendment No. 3 to Registration Statement on Form S-11, filed on April 27, 2005 and June 16, 2005, respectively

Dear Ms. Garnett:

As counsel to Columbia Equity Trust, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement on Form S-11 (File No. 333-122644) (the “Registration Statement”), together with exhibits, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. Oliver T. Carr, III of the Company, dated June 22, 2005.

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your June 22, 2005 comment letter, and is followed by the corresponding response of the Company.

We have provided to each of you, Jeffrey Shady, Rachel Zablow and Steven Jacobs a courtesy copy of this letter and two courtesy copies of Amendment No. 4 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Amendment No. 3 to the Registration Statement filed with the Commission on June 16, 2005 (“Amendment No. 3”).

Ms. Karen J. Garnett
United States Securities and Exchange Commission
Division of Corporate Finance

These changes have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in Amendment No. 3. All page references in the responses below are to pages of the blacklined version of Amendment No. 4.

General

1.	We have reviewed your schedules provided to us in response to prior comments 31 and 32. Please file these schedules as correspondence on EDGAR.

RESPONSE: The Company notes the Staff’s comment and will file the referenced schedule as correspondence on EDGAR.

2.	Please amend your consent to correctly state the date of your independent accounting firm’s report relating to the financial statements of Columbia Equity Trust, Inc.

RESPONSE: The correct date of the audit report has been set forth in Amendment No. 4.

Contribution Agreements

3.	We note the statement in your response to comment 1 that the amendments to your contribution agreements and membership interest sale agreements to extend the closing date do not affect the underlying investment decision of the contributors who elected to receive operating partnership units. We are unable to agree with your analysis. Specifically, we take the view that the closing date is a material term to the contribution agreements. Therefore, it does not appear that the material terms of the contribution agreement were fixed prior to filing the registration statement because you amended the agreements subsequent to filing the registration statement. Please provide further analysis regarding integration of these private placements with your IPO. Otherwise, it appears that the private placements must be integrated with the public offering, and you should address your contingent liability associated with offers and sales under the amended agreements.

RESPONSE: The Company has responded to this comment in a letter dated June 23, 2005 from Hunton & Williams LLP to Ms. Karen J. Garnett of the Staff.

4.	We have considered your analysis regarding amendments to the contribution agreements that gave the contributors the right to elect either OP units or REIT common stock as consideration. We are unable to agree with your analysis that these amendments do not change the contributor’s underlying investment decision. Consequently, it appears that

Ms. Karen J. Garnett
United States Securities and Exchange Commission
Division of Corporate Finance

Rule 152 is not available for these transactions and the shares of REIT common stock to be issued under the amended agreements should be integrated with the public offering. Please provide an alternative integration analysis. Otherwise, it appears that the private placements must be integrated with the public offering, and you should address your contingent liability associated with offers and sales under the amended agreements.

RESPONSE: The Company has responded to this comment in a letter dated June 23, 2005 from Hunton & Williams LLP to Ms. Karen J. Garnett of the Staff.

5.	We note that you do not expect to issue any shares of common stock or operating partnership units under the agreements evidenced by Exhibits 10.68 and 10.69. Even if you do not complete sales of these securities, you commenced an offering of the securities when you executed the contribution agreements and the amendments to those agreements. As we have noted, it appears that Rule 152 is not available for these offerings because the amendments represent a new investment decision. Please provide an alternative integration analysis. Otherwise, it appears that the private placements must be integrated with the public offering, and you should address your contingent liability associated with offers and sales under the amended agreements.

RESPONSE: The Company has responded to this comment in a letter dated June 23, 2005 from Hunton & Williams LLP to Ms. Karen J. Garnett of the Staff.

6.	We are unable to agree with your conclusion that Macy’s position is available to avoid integration of shares offered and sold to Oliver T. Carr, Jr. Because Mr. Carr is not currently an executive officer of the company, he does not fall within the interpretive position. Please provide further analysis regarding integration of these private placements with the IPO.

RESPONSE: The Company has responded to this comment in a letter dated June 23, 2005 from Hunton & Williams LLP to Ms. Karen J. Garnett of the Staff.

7.	We note you will acquire the Loudoun Gateway IV property directly from the third party seller following this offering. Please supplementally tell us the form of consideration that you will use to acquire the Loudoun property. If you intend to privately place operating partnership units or shares of your common stock, please provide us with an analysis regarding integration of the private placement with the IPO.

RESPONSE: The Company supplementally advises the Staff that, as set forth on page 7 and page 63, the Loudoun Gateway IV property will be acquired for cash from unaffiliated third parties.

Ms. Karen J. Garnett
United States Securities and Exchange Commission
Division of Corporate Finance

8.	Refer to the Membership Sale Agreement with K(3) Sherwood LLC, filed as Exhibit 10.13 to the registration statement. It appears that this agreement was amended on April 28, 2005 and the amended agreement has been filed as Exhibit 10.57. We note that the amendment increased the hypothetical sale price reference from $14,600,000 to $16,000,000, representing a change in the consideration payable under this agreement. Since the agreement was re-negotiated after commencement of your IPO, please tell us why the private placement should not be integrated with the public offering. Also, please explain why this agreement was amended to change the hypothetical sales price while the other contribution agreements relating to Sherwood were not.

RESPONSE: The Company advises the Staff that upon expiration of the original contribution agreements for the Sherwood property, the third party majority owner of the Sherwood entity, which is receiving cash for its interest, demanded a higher price valuation for the property than was set forth in the original contribution agreements ($16 million versus the previous $14.6 million). Due to the higher valuation for the property, the consideration payable to the minority owners’ was also adjusted so as to account for the higher valuation on the property. This change in valuation was not negotiated, instituted nor controlled by the minority investors who will receive Units, but rather by the majority investors, who will receive cash and no modification was made to the contribution agreements for the minority investors. Amendments to the other contribution agreements for the Sherwood property have been have been filed as Exhibits 10.83 — 10.85 to Amendment No. 4.

9.	Refer to comments 2 and 3. We note your response and await your submission of the LLC agreements for Greenbriar, LLC, Sherwood Plaza and Meadows V Investors, LLC.

RESPONSE: The Company has delivered the referenced LLC agreements to Jeff Shady of the Staff under separate cover in response to the Staff’s comment. The Company notes to the Staff that the Company is acquiring 100% of the equity interests of these entities.

10.	We note your response to prior comment 3 and the information provided in Annexes C-E to your letter. Please tell us why the amounts shown on the annexes are preliminary estimates. It appears that the terms of the agreements relating to these properties fix the consideration as the amount of the contributor’s equity investment plus an agreed upon internal rate of return. Please explain how these amounts could vary from the amounts shown on the preliminary estimates.

RESPONSE: As noted in response to prior comment 3, the amounts described in Annexes C-E are estimates based on an assumed closing date of June 30, 2005. Implicit in an internal rate return (IRR) calculation is the timing of the sale transaction. The

Ms. Karen J. Garnett
United States Securities and Exchange Commission
Division of Corporate Finance

Company utilized June 30, 2005 for purposes of providing the Staff with the return calculations in Annexes C-E. The investor’s equity contribution, on which the return is based, is fixed. However, IRR returns depend upon the dates of initial investments, periodic distributions and the terminating payment date. The only variable that will affect the estimates in Annexes C-E is the closing date. Since June 30, 2005 was utilized as the assumed date in the calculation, the Company does not anticipate any meaningful changes from the June 30 calculation amounts.

11.	We note your response to prior comment 4. Please tell us whether you intend to amend the agreement to reflect the fact that no additional consideration will be paid by the company for any additional asset management agreements contributed under the terms of the agreement.

RESPONSE: As noted in response to prior comment 4, the Company and Carr Capital have agreed that no additional consideration will be paid by the Company for any additional management agreements. The Company and Carr Capital will either (i) terminate the contribution agreement and enter into an assignment of the asset management agreements at closing of the formation transactions (with no consideration payable for such assignment) or (ii) amend the contribution agreement to delete any provision for the payment of consideration for the contribution of the asset management agreements.

12.	We note your response to prior comment 6. If you are required to integrate any of your formation transactions with the public offering, you will not be able to rely on the exception specified in Item 901(c)(2)(ii).

RESPONSE: The Company has responded to this comment in a letter dated June 23, 2005 from Hunton & Williams LLP to Ms. Karen J. Garnett of the Staff.

Prospectus Summary

Our Initial Properties, page 5

13.	Please tell us whether you have a binding agreement to purchase the Loudoun Gateway IV property. We note disclosure on page 79 indicating that you entered into an agreement to acquire this property in March 2005. Please file any agreement relating to this purchase as exhibits to the registration statement.

Ms. Karen J. Garnett
United States Securities and Exchange Commission
Division of Corporate Finance

RESPONSE: The Company advises the Staff that it has entered into a series of agreements and amendments with respect to the Loudoun Gateway IV property and these agreements have been filed as Exhibits 10.76 — 10.81 to Amendment No. 4.

Risk Factors

We could incur substantial tax on “build-in gain” in connection with a sale of the Barlow Building before December 31, 2010, page 19

14.	Please expand this risk factor to more clearly state the risk to your company and to investors. We note that the caption appears to indicate the risk but the body of the risk factor does not.

RESPONSE: The Company has revised the disclosure on page 20 in response to the Staff’s comment.

Distribution Policy, Page 39

15.	Please revise your disclosure to clarify the tax implications of a return of capital, such as the reduction of their basis and deferral of taxes.

RESPONSE: The Company has revised the disclosure on page 40 in response to the Staff’s comment.

Selected Financial and Other Data, page 40

16.	We note your revised disclosure in response to prior comment 15. Considering that the White Paper does not appear to add back minority interest in its definition of FFO, please amend your definition of FFO throughout the filing to be consistent with the White Paper or disclose how your measure differs from the NAREIT definition.

RESPONSE: The Company believes that the NAREIT White Paper does in fact take minority interest into consideration in its definition of FFO. Section III D of the NAREIT White Paper on Funds from Operations (April 2002), discusses the reconciliation between net income and FFO and identifies “distributions to minority interests, if applicable” as a reconciling item. To better clarify the FFO calculation, however, the Company has changed the format of the reconciliation to reflect net loss, loss attributable to Operating Partnership unit holders and loss attributable to the Operating Partnership, which the Company believes is a reconciliation format that complies with the White Paper.

Ms. Karen J. Garnett
United States Securities and Exchange Commission
Division of Corporate Finance

Formation Transactions, page 60

17.	We note that you will acquire a 36% interest in King I, LLC by purchasing membership interests held by unaffiliated third parties for cash. Please tell us why you have not filed an agreement relating to the cash purchase. Also tell us why you have not filed similar agreements relating to the cash purchases for interests in Madison Place, Suffolk Building, Atrium, Victory Point, and the Barlow Building.

RESPONSE: The agreements pursuant to which the Company will acquire interests in King I, LLC by purchasing membership interests held by unaffiliated third parties for cash were previously filed as Exhibits 10.26 and 10.30.

The agreements pursuant to which the Company will acquire Madison Place, were previously filed as Exhibits 10.35, 10.36 and 10.37.

With respect to the Suffolk Building and Atrium, the interests are being acquired pursuant to the exercise of option rights set forth in the Operating Agreements for the entities. Since the interests are being acquired pursuant to pre-existing contractual rights, there are no separate membership purchase and sale agreements for these interests.

The agreement pursuant to which the Company will acquire its interest in Victory Point, was previously filed as Exhibit 10.64.

The Agreement and Plan of Merger for the Barlow Building was previously filed as Exhibit 10.74. A Master Agreement among the Company, Wisconsin Avenue Realty Company LLC and Carr Capital is being filed as Exhibit 10.75 with Amendment No. 4.

Unaudited Pro Forma Combined Balance Sheet, page F-4

18.	Please explain your basis for classifying the LTIP units equity and cite the relevant accounting literature in your response.

RESPONSE: The Company, in its sole and absolute discretion, may redeem the Operating Partnership units for cash or exchange them for an equivalent number, as defined, of the Company’s common shares. Under the classification criteria set forth in paragraphs 28 to 35 (specifically paragraph 34) of Statement of Financial Accounting Standards (“SFAS”) No. 123 (R), “Share-Based Payment”, and paragraphs 8 to 14 of SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, the LTIP Units have been classified as equity in the pro forma balance sheet because the Company has the right to choose to redeem units in the

Ms. Karen J. Garnett
United States Securities and Exchange Commission
Division of Corporate Finance

Operating Partnership for shares of its common stock and it is the Company’s intention to do so. The Company has modified Note 8 in response to the Staff’s comment to cite the above references to the accounting literature.

Unaudited Pro Forma Combined Statements of Operations, pages F-5 and F-6

19.	Please revise to include adjustments to reflect the impact of the salaries for your employment agreements.

RESPONSE: The Company has added Note 15 and modified the pro forma combined statements of operations on F-5 and F-6 in response to the Staff’s comment.

Notes to Unaudited, Pro Forma Combined Financial Statements, Adjustments to Unaudited Pro Forma Combined Balance Sheet as of March 31, 2005, page F-7

20.	We have read your response to prior comment 28 and note that in the event of a successful public offering, you will reimburse the Predecessor Company for offering costs incurred or paid on your behalf. Considering that such costs appear to be reflected as a deduction from the gross proceeds of the offering, please revise the pro forma balance sheet to reflect your financial position before the offering by giving pro forma effect to the contribution of the deferred offering costs to the REIT.

RESPONSE: The Company has modified Notes 4 and 9 and the pro forma balance sheet in response to the Staff’s comment.

As discussed previously with the Staff, the Company plans to request effectiveness of the Registration Statement for Tuesday, June 28, 2005.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-8638.

Very truly yours,

David C. Wright

cc:	Mr. Jeffrey Shady
Ms. Rachel Zablow
Mr. Steven Jacobs
Mr. Oliver T. Carr, III
John A. Good, Esq.